Material Fact July | 2026

Azul Announces Management’s Strategic Goals

São Paulo, July 9, 2026 – Azul S.A. (B3: AZUL3, NYSE: AZUL) ("Azul” or the “Company”), the largest airline in Brazil by number of flights and cities served, in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general of the establishment of the strategic goals described below, which reflect management’s priorities for long-term value creation.

Strategic Goals

The Company has established the following goals through 2029:

(i) Deleveraging: achieve a Net Debt / EBITDA ratio below 1.5x by 2029, consolidating the debt reduction process and the strengthening of the capital structure initiated with the completion of the Company’s restructuring; and

(ii) Value Creation: achieve a Market Value 150% above the current level by 2029, through the combination of sustainable operational growth, EBITDA expansion, discipline in capital allocation, and progressive deleveraging.

The foregoing goals reflect the alignment between the strategic priorities approved by management, corporate objectives, and management’s incentive structure, reinforcing the Company’s commitment to financial discipline and shareholder value creation.

The goals disclosed herein constitute medium-term strategic objectives, are based on management’s estimates and expectations as of the present date, and do not represent a guarantee of future performance.

Their achievement is subject to risks and uncertainties inherent to the business environment, including the performance of the Brazilian and global economies, capital market conditions, regulatory and competitive aspects of the industry, as well as other risk factors described in the periodic and occasional disclosure documents filed by the Company with the CVM.

The Company will continue to provide the pertinent updates in its disclosure documents in accordance with the terms required by CVM regulations and will keep its shareholders and the market informed of any material facts related to the subject matter of this Material Fact.

About Azul
Azul S.A. (B3: AZUL3; NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact
Investor Relations
Tel: +55 11 4831 2880
invest@voeazul.com.br

Press Relations
Tel: +55 11 4831 1245
imprensa@voeazul.com.br

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